Confidential Treatment Requested by Despegar.com, Corp. Pursuant to 17 C.F.R. Section 200.83

August 21, 2017

VIA COURIER AND EDGAR

Re:	Despegar.com, Corp.
Registration Statement on Form F-1
CIK No. 0001703141

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dobbie:

In order to facilitate the Staff’s review of the above Registration Statement, we advise the Staff that Despegar.com, Corp. currently believes that the low end of the price range for shares of its common stock will not be lower than $*** per share and that the high end of the range will not be higher than $*** per share. Once finally determined, a bona fide estimated price range, as required by item 501(c) of Regulation S-K, will be included in the preliminary prospectus provided to prospective investors.

* * * * *

Confidential Treatment Requested by Despegar.com, Corp. Pursuant to 17 C.F.R. Section 200.83

Securities and Exchange Commission	2	August 21, 2017

Please do not hesitate to call Juan Francisco Méndez at 212-455-2579 or Kirsten A. Harmon at 212-455-2416 with any questions or further comments you may have regarding this filing.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Kristen Shifflett
Melissa Raminpour
Julie Griffith

Despegar.com, Corp.
Damián Scokin
Michael Doyle
Juan Pablo Alvarado

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Ward Breeze
Heidi E. Mayon
Brian C. Hutchings